TIOMIN RESOURCES INC.

PRESS RELEASE

Tiomin Finalizes Term Sheet with Jinchuan Group Ltd. of PRC

Toronto, Canada. May 1, 2006. Tiomin Resources Inc. ("Tiomin") (TSX: TIO) announced today that it has finalized the terms of its previously announced US$35 million debt financing with the Jinchuan Group Ltd. ("Jinchuan") of the People's Republic of China. Both parties advisors, Barclays Capital (advisors to Tiomin) and Standard Bank (advisors to Jinchuan) played a key role in completing this part of the transaction in a record time.

As part of the Memorandum of Understanding ("MOU") signed in April, Jinchuan will provide Tiomin Kenya Limited with a US$35 million subordinated debt facility to fund part of the construction and development of Kwale. The subordinated debt will amortize over the life of the Kwale project. Jinchuan will also have the ability to acquire up to US$35 million of shares in Tiomin at all times during the life of the debt either by converting some or all of the then outstanding debt and/or paying cash. The price for such conversion or purchase will be C$0.65 per common share.

This transaction will require shareholder approval at the Annual and Special Meeting planned for June 14, 2006 and the terms and conditions of the facility will be provided in the information circular to shareholders. Closing of the subordinated loan facility is also subject to approval of the Toronto Stock Exchange and Tiomin completing an equity financing sufficient to fund the balance of the financing required for the Kwale project.

The MOU also includes a strategic alliance between both parties regarding mining and development of Tiomin's other mineral projects it currently holds or that it may acquire in the future by providing a combination of project financing and product sales agreements.

As a result of the closing of the previously announced private placement financing, Jinchuan holds approximately 9.9% of Tiomin's outstanding common shares and intends to maintain its percentage interest in Tiomin.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232, or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

TIOMIN RESOURCES INC.

SUPPL

PRESS RELEASE

Tiomin Acquires New Mineral Sands Reconnaissance Exploration License in Tanzania

May 2, 2006. Toronto, Canada. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) has acquired a new reconnaissance exploration license for mineral sands covering approximately 1,218 km^2 and extending approximately 90 km along the coastline of Tanzania.

The favourable geological environment is known to host ilmenite, rutile and zircon, all heavy minerals (HM). Historical exploration work was based on widely-spaced surface sampling and auger drilling to identify the presence of potentially economic concentrations of heavy minerals.

The newly acquired license hosts two principal zones of known mineralization (Tajiri and Pangani prospects) each extending over more than 20 km respectively, varying in width from 200 m to 1,000 m and with values of up to 20% HM in places. Previous shallow air core drilling by Tanganyika Gold Ltd. from 1998 to 2000 on the Tajiri zone intersected high-grade mineralization: hole TGAC48 averaged 12.3% HM to a depth of 9 m and hole TGAC46 averaged 9.2% HM over 14 m.

The heavy mineral lenses encountered in the historical drill intersections of this area indicate that processes along the paleo-shorelines of Tanzania were capable of generating potentially economic concentrations of heavy minerals such as ilmenite, rutile and zircon.

The area also benefits from good transportation infrastructure, including the Port of Tanga. The targeted area is also within trucking distance to Tiomin's Kwale titanium mining project located in southern Kenya, enhancing its potential economic viability by sharing processing infrastructure.

The license was acquired under an option agreement with Karoo Exploration Services Company Limited of Dar es Salaam. Tiomin has agreed to pay Karoo US$1,000 upon completion of filing and issuance of the reconnaissance exploration license and make annual payments of US$2,000 until the Mineral Interest expires or is surrendered. Tiomin can acquire 100% interest in this exploration license upon the payment of US$20,000 at any time.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232, or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.